UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR (13)(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
REGULUS THERAPEUTICS INC.
(Name of Subject Company (Issuer))
REDWOOD MERGER SUB INC.
(Offeror)
an indirect wholly owned subsidiary of
NOVARTIS AG
(Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75915K309
(CUSIP Number of Class of Securities)
Karen L. Hale
Chief Legal and Compliance Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Kerry S. Burke, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662-6000
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Redwood Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Regulus Therapeutics Inc., a Delaware corporation (“Regulus”), in exchange for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in, the CVR Agreement (the “CVR Agreement”) to be entered into between Parent and a rights agent as of or prior to the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of April 29, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Regulus, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Regulus Therapeutics Inc., a Delaware corporation. Regulus’ principal executive offices are located at 4224 Campus Point Court, Suite 210, San Diego, California 92121. Regulus’ telephone number is (858) 202-6300.
(b)   This Schedule TO relates to the outstanding Shares. Regulus has advised Purchaser and Parent that, as of May 22, 2025 (the most recent practicable date): (i) 75,611,212 Shares were issued and outstanding, (ii) 20,680,159 Shares were subject to outstanding Regulus stock options, (iii) 500,000 Shares were issuable upon vesting of outstanding Regulus restricted stock units, (iv) 645,750 Shares were issuable upon vesting of outstanding Regulus performance stock units, (v) 28,030,459 Shares were issuable upon the conversion of outstanding shares of Regulus convertible preferred stock, and (vi) warrants to purchase an aggregate of 993,367 Shares were outstanding.
(c)   The information set forth in Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares” of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 — “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 1 — “Terms of the Offer”

•
Section 2 — “Acceptance for Payment and Payment for Shares”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 4 — “Withdrawal Rights”

•
Section 5 — “Material U.S. Federal Income Tax Consequences”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; The CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Regulus”

•
Section 13 — “Certain Effects of the Offer”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

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Section 17 — “Appraisal Rights”

•
Section 19 — “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; The CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Regulus”

•
Schedule I

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with Regulus”

•
Section 11 — “The Merger Agreement; The CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Regulus”

•
Section 13 — “Certain Effects of the Offer”

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Section 14 — “Dividends and Distributions”

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Schedule I

Item 7.   Source and Amount of Funds or Other Consideration.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 9 — “Source and Amount of Funds”

(b) and (d)  — Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 11 — “The Merger Agreement; The CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Regulus”

•
Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Schedule I

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with Regulus”

•
Section 18 — “Fees and Expenses”

Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with Regulus”

•
Section 11 — “The Merger Agreement; The CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Regulus”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 12 — “Purpose of the Offer; Plans for Regulus”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 11 — “The Merger Agreement; The CVR Agreement”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 27, 2025.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Notice of Guaranteed Delivery.*
(a)(1)(F)	Summary Advertisement, dated May 27, 2025.*
(a)(1)(G)	Power of Attorney for Novartis AG, dated April 24, 2025.*
(a)(1)(H)	Power of Attorney for Redwood Merger Sub Inc., dated May 20, 2025.*
(a)(5)(A)	Press release issued by Novartis AG, dated April 30, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Novartis AG with the SEC on April 30, 2025).
(a)(5)(B)	LinkedIn post from Aharon (Ronny) Gal, Ph.D., Chief Strategy & Growth Officer of Novartis AG, dated April 30, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Novartis AG with the SEC on April 30, 2025).
(a)(5)(C)	Novartis AG employee intranet post, dated April 30, 2025 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Novartis AG with the SEC on April 30, 2025).

Exhibit No.	Description
(a)(5)(D)	Email message dated May 1, 2025, from Dr. Ruchira Glaser, Development Unit Head, Cardiovascular, Renal and Metabolic at Novartis AG, to the Regulus employees (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Novartis AG with the SEC on May 1, 2025).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 29, 2025, among Regulus Therapeutics Inc., Novartis AG and Redwood Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Regulus Therapeutics Inc. on April 30, 2025).**
(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex D of Exhibit 2.1 to the Current Report on Form 8-K filed by Regulus Therapeutics Inc. on April 30, 2025).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

**
Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Redwood Merger Sub Inc.
By:
/s/ Jaime Huertas

Name: Jaime Huertas
Title:  Secretary
Novartis AG
By:
/s/ David Quartner

Name: David Quartner
Title:   As Attorney
By:
/s/ Tariq El Rafie

Name: Tariq El Rafie
Title:   As Attorney
Date: May 27, 2025